

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

Mr. Ronald D. Sloan
Chief Executive Officer
Can Cal Resources Ltd.
2500 Vista Mar Drive
Las Vegas, Nevada 89128

> **Re: Can Cal Resources Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **Response Letter Dated May 29, 2008**
> **File No. 0-26669**

Dear Mr. Sloan

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.   We note you have not complied with prior comment one. Please correct the date on your response letter of November 29, 2007 to coincide with your February 11, 2008 submission and re-submit the response on EDGAR without further delay.

2.   We understand that you intend to correct accounting errors in your financial statements for prior annual and interim periods. We note that although you appear to have corrected your valuation of the 1 million shares issued during 2006 to acquire mineral rights in reporting your financial position as of December 31, 2007, and in the equity rollforward on page 4; you have not included error correction disclosures in your filing.

We have identified additional issues in this letter that pertain to your recent annual report, which you will need to address in an amendment to your filing. We ask that you resolve all disclosure and accounting issues when filing this amendment. Please be sure to include an explanatory note at the forepart of your amended document to briefly explain the reasons you are filing the amendment; and which refers readers to the specific locations within the filing where further details are presented. You should include error correction disclosures in the notes to your financial statements explaining the change in valuing shares issued to acquire mineral rights, including a tabulation showing both the previously reported and restated amounts. Please label all line items, columns and subtotals having amounts differing from previously reported amounts as being restated, whether these appear in your financial statements or elsewhere in the filing.

We expect that you will include expanded disclosure when amending your 2007 report, covering balances and activity pertaining to the prior annual and interim periods impacted by your error corrections. Please contact us by telephone to discuss how you may most efficiently and expediently resolve the reporting issues identified during this review.

Financial Statements

General

3.   Please amend your financial statements so that the numerical information is properly aligned under the column headings.

4.   We note that you are an exploration stage mining company and have not generated significant revenues from your planned principal business operations. Please comply with paragraph 11 of SFAS 7, which requires that you disclose certain cumulative inception-to-date information in your financial statements. If that information is subject to audit, you will need to obtain an appropriate report from your auditors. Otherwise, please label the cumulative information as unaudited.

5.   We expect that your auditors will need to reference in their audit report the error correction disclosures pertaining to the restated amounts associated with your valuation of shares issued during 2006 to acquire mineral rights. Please contact your auditors to make the necessary arrangements.

6.   We have read your response to prior comment two in which you indicate that since you have not begun development of your mineral rights, you have not begun to deplete the asset. Tell us how you determined that you would not need to amortize your mineral rights until you begin to develop the property, and why the

point at which development commences would appropriately coincide with initiating your depletion policy.

Please be sure to explain how the terms under which your mineral rights are held entitle you to explore, extract and retain benefits from mineral deposits; describe the extent to which such rights are held in perpetuity and cover all phases of a mining operation, including exploration, development and production; and identify any additional rights you would need to acquire to develop and commence operations in the event you discovered reserves and had sufficient funding available to proceed.

Please also describe any circumstances under which you would relinquish such rights, including any provisions about reaching milestones or objectives, obtaining renewals or extensions, and paying additional consideration or funding activities. Ordinarily, we would expect tangible assets to be amortized over their estimated useful lives, which may include the period of exploration when the mineral rights encompass this activity.

Controls and Procedures

7.   We note your disclosure indicating that you have concluded that your internal controls over financial reporting were effective as of and for the year ended December 31, 2007, with the exception that several of your procedures require additional documentation and further segregation of duties needs to be put in place. Please modify your disclosure as necessary to present your conclusion about effectiveness without qualification.

Since your qualifications are described as exceptions to your conclusion, we understand that you view these issues as material weaknesses. If any material weaknesses exist in your internal controls over financial reporting at the report date, it would be appropriate to label them as such in your disclosure and to conclude that your internal controls over financial reporting are not effective, rather than to say they are effective with the exception of the material weaknesses. If you require further clarification, you may refer to Release No. 34-47986, located on our website at the following address:

http://www.sec.gov/rules/final/33-8238.htm

8.   Please amend your filing to comply with Items 307 and 308(c) of Regulation S-B which require that you conclude on the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, and requires that you disclose *any* change in your internal controls over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably

likely to effect, your internal controls over financial reporting, respectively. Please note that if you have identified material weaknesses in your internal controls over financial reporting which are subsumed within disclosure controls and procedures, we understand you would conclude that your disclosure controls and procedures are not effective.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures

9.   We note your disclosure indicating that as of the end of the period covered by your report your officers have concluded that your disclosure controls and procedures are effective, and that there were no changes in your internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to affect, your internal control over financial reporting. Tell us how the issues with your internal controls over financial reporting disclosed in your Form 10-KSB for the period ended December 31, 2007 were remedied such that you are able to conclude that your disclosure controls and procedures at March 31, 2008 are effective; while also disclosing that there were no changes in your internal controls over financial reporting.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                                Sincerely,

                                                                Karl Hiller
                                                                Branch Chief